SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Conclusion of fundraising from Eletrobras and Chesf

Rio de Janeiro, June 19, 2024 – Centrais Elétricas Brasileiras S/A – Eletrobras informs, in addition to the relevant facts disclosed by the Company on June 5, 2024 and June 18, 2024:

(i)	the conclusion of the disbursement of the funds subject to the raising of financial resources abroad contracted by Eletrobras with Citibank N.A. - Loan 4,131 - with the Company receiving the total amount of R$ 4 billion over a period of 2 years; and

(ii)	the settlement of the public offering, carried out by the subsidiary Companhia Hidro Elétrica do São Francisco – Chesf, of the 3rd issuance of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in a single series, subject to public distribution, under automatic registration, intended exclusively for professional investors, and in the context of which Eletrobras assumed the commitment of guarantor and main payer, in the total amount of R$ 4.9 billion.

The table below presents a summary containing the final conditions obtained and the allocation of the settled Chesf Debentures:

Company	Chesf
Series	Only
Type	Simple debentures
Due date	06.15.2031
Final Fee	IPCA + 6.7670%
Volume allocated (R$)	4.9 billion

Concomitantly with the aforementioned operation, Chesf also carried out a Swap operation, so that the final cost of this issue will be equivalent to the DI Rate + 0.31% p.a.

As announced in the relevant facts of June 5 and 18, 2024, considering the settlement of R$ 2 billion in Eletrobras commercial notes, funding in the total amount of R$10.9 billion was completed.

More information on the terms and conditions of Loan 4,131 and Chesf's Debentures is available in the minutes of the Company's Board of Directors Meeting held on June 5, 2024 and in Chesf's offering documents, available for consultation on the websites of the CVM (https://gov.br/cvm), the Company (https://ri.eletrobras.com) and/or Chesf (https://www.chesf.com.br/relainvest/), as the case may be.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.